CERTIFICATE OF QUALIFIED PERSON

To Accompany the Technical Report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada**
Effective Date: November 15, 2014.

I, Alan McOnie, residing in Katikati, New Zealand do hereby certify that:

1) I am Vice President, Exploration of Alexco Resource Corp. of 1150 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, and accordingly am not independent of Alexco Resource Corp..
2) I graduated with a Bachelor of Science (Hons) degree in geology from the University of Otago, Dunedin, New Zealand in 1969, and a Master of Science degree in geology from the University of Toronto, Ontario, Canada in 1971. I have practiced my profession as a geologist for over 35 years.
3) I am a Fellow of the Australasian Institute of Mining and Metallurgy, Member 226668.
4) I am responsible for sections 4.1, 4.2, 6.3, 7.1 to 7.3, 7.3.3, 9.3, 10.1, 10.2, 10.2.5, 10.2.6, and co-authored section 11.1.2 of the Technical Report. I have visited the Property that is the subject of this Technical Report on multiple occasions between 2007 and 2010 as consulting geologist, and between 2011 and 2014 in connection with my management of the exploration programs, drilling, core logging and sampling procedures conducted on the Property in each of those years.
5) I have read National Instrument 43-101 and the definition of "Qualified Person" set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101. Further, I have read this Technical Report, and certify that it has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
6) That, as of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Signed and Sealed"

Vancouver, BC, Canada
December 10, 2014

Alan McOnie, FAusIMM
VP Exploration